

January 10, 2014

Via E-mail
Mark R. Baker
Chief Executive Officer and Director
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

> **Re: Progenics Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Response Letter dated December 18, 2013**
> **File No. 000-23143**

Dear Mr. Baker:

We have reviewed your December 18, 2013 response to our November 19, 2013 comment letter and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Business
General

1. We note your proposed disclosure in response to our prior comment 1. Please expand on your disclosure regarding serious adverse events, as opposed to merely adverse events, observed in your clinical trials for PSMA ADC. Please specifically provide the following additional disclosure to be included in an amended Form 10-K:

    - A discussion of all serious adverse events that have occurred in the Phase 1 trial for PSMA ADC, their frequency, and their severity. In this regard, we note you do not disclose any deaths that may have occurred in the Phase 1 trial, although your Form 8-K filed on February 18, 2011 reports a fatal case of pancreatitis that was "possibly related to treatment." Please specifically disclose any patient

> deaths that occurred in Phase 1, the cause of such deaths, and whether they were determined to be treatment-related.

- We note your current proposed disclosure in regard to Phase 2 trials that two deaths occurred from sepsis, and one death was reported as drug-related. Please provide your basis for concluding that one death from sepsis was drug-related and the other was not.

With regard to any SAEs that are treatment-related, please expand proposed disclosure to discuss what effects, if any, this may have on the development of PSMA ADC going forward. Please include similar proposed disclosure, including the number and nature of serious adverse events experienced in PSMA ADC clinical trials, to be included in the risk factor on page 12 of an amended Form 10-K. Finally, when you respond, please ensure that you provide us with a final comprehensive draft of proposed disclosure that is responsive to both our prior comment 1 as well as this follow-up comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director